Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

August 31, 2012

By EDGAR Transmission and by USPS

Susan C. Block

Attorney-Advisor

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 24, 2012

File No. 333-181633

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated August 10, 2012, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

General

1.

We note your response to prior comment 4. Please revise throughout to clarify in which transactions selling shareholders paid $1.00 per share, as it appears from your disclosure in Note 2 to your Financial Statements and Recent Sales of Unregistered Securities that none of your outstanding shares of common stock were originally sold at this price.

COMPANY RESPONSE:

This statement is incorrect and we have revised our disclosure throughout to remove any reference to any shareholders having paid $1.00 per share for their stock.

2.

Additionally, please revise the last sentence of the second paragraph on the prospectus cover page for consistency by clarifying, if true, that some selling shareholders may be precluded from making a profit on the resale of their shares.

U.S. Securities and Exchange Commission

August 31, 2012

COMPANY RESPONSE:

We have revised this disclosure to eliminate the statement that “…some selling shareholders may be precluded from making a profit on the resale of their shares.”

3.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE:

This will confirm that the Company has not and does not have any current intention to sell stock to any qualified institutional buyers or institutional accredited investors and has not developed any written materials that the Company intends to provide under Section 5(d) of the Securities Act.  Additionally, the Company does not have any research reports that have been published or distributed in reliance on the JOBS Act.

Prospectus Cover Page

4.

The prospectus cover page should be limited to one page. Please relocate the revised disclosure responsive to prior comment 6 to one of the opening paragraphs of the prospectus summary. In your revised and relocated disclosure, please quantify your net losses for the audited period and most recent interim period. Additionally, the disclosure regarding emerging growth company status beginning in the tenth paragraph and ending with the paragraph immediately preceding “The date of this Prospectus” should be relocated to an appropriate place in the prospectus, other than the cover page. Refer to Item 501(b) of Regulation S-K.

COMPANY RESPONSE:

We have relocated this disclosure to one of the opening paragraphs of the prospectus and have included a quantification of our net losses for the audited period and most recent interim period.  We have also relocated the additional language to the body of the Prospectus.

The Company, page 1

Business Overview, page 1

5.

You appear to repeat the first two paragraphs in this section. Please revise to eliminate this duplication.

U.S. Securities and Exchange Commission

August 31, 2012

COMPANY RESPONSE:

We have eliminated this duplication.

Risk Factors, page 4

Our officers and directors devote limited time to the Company’s business, page 5

6.

We note your response to prior comment 9. Please expand your discussion of the possible conflicts because your officers do not devote full time to you and because of their involvement with other film companies. Additionally, please revise the fourth and eight sentences of the risk factor as this disclosure as currently drafted mitigates the risk presented. Additionally, please remove the fifth sentence of the risk factor or revise to clarify why this disclosure is relevant to the risk presented.

COMPANY RESPONSE:

To the extent possible, we have expanded this discussion and have revised the risk factor in accordance with the Commission’s suggestion.

The Business, page 15

7.

We note your response to prior comment 18. Please clarify, if true, that you have no current plans or arrangements to acquire other businesses.

COMPANY RESPONSE:

We have amended our disclosure to remove the reference to any potential acquisitions of other businesses.

8.

With a view to revised disclosure, please provide us with the basis for your belief that your “perceived reputation and experience” will give you access to sources for potential film projections or remove.

COMPANY RESPONSE:

We have removed the quoted language from our disclosure as there does not exist proper factual support for this statement.

9.

We note your response to prior comment 14. Please discuss in detail the concrete steps you have taken to date to develop and implement your business plan and commence operations. In this regard, please expand your discussion regarding production and opportunities referenced in the last paragraph on page 15 by detailing the material steps needed to pursue the things under consideration and the timeline for pursuing any projects under consideration, including needed financing. Additionally, explain the process by which you will identify and commit to one film by the end of calendar 2012 that you reference in the last paragraph on page 15.

U.S. Securities and Exchange Commission

August 31, 2012

COMPANY RESPONSE:

Initially, the Company has entered into a lease for office space in West Palm Beach, Florida which is reflected in our disclosure.  Additionally, we have disclosed that management and members of the Board have met with various producers, writers, distributors, sales agents and studio executives, in the United States and in Europe, to begin the process of identifying and eventually engaging in working relationships for the purpose of developing, producing and distributing the Company productions once the rights to a property have been secured by the Company.  In addition, we have disclosed that Company Management and members of the Board have met with sources of motion picture production financing in the United States, South Africa and Europe to seek commitments for financing productions which the Company intends to undertake.  No such commitments or agreements in principle have been obtained as of the current date.

The Company has further disclosed that it has entered into preliminary negotiations with Prelude Pictures to acquire rights to one of Prelude’s unproduced screenplays.  At this date, no agreement has been reached and there is no guarantee one can be reached.  Notwithstanding, if an agreement is eventually reached between Prelude Pictures and the Company, then the parties would execute a rights purchase agreement and the Company would begin the development process with respect to the purchased property.  The development process can take anywhere from 30 to 120 days and the Company would intend to complete this process during calendar year 2012.  During the development process, the Company would undertake to secure the production financing through one of the sources that the Company has identified.  Thereafter, the Company would undertake to secure talent and production staff for the production.  Upon completion of these two tasks, the Company would intend to schedule the actual production of the film.

Critical Accounting Policies, page 19

10.

We note the disclosure on page 19 that has been provided in response to prior comment 1 but do not believe your revisions are fully responsive to our prior comment. Please revise your discussion on page 19 to state your election under Section 107(b) of the Jobs Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor in the filing explaining that this election allows you to delay adoption of new or revised accounting standards that have different effective dates for public and private until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. A similar statement should be included in your critical accounting policy disclosures on page 19.

COMPANY RESPONSE:

We have included the disclosures highlighted in the second bullet point in this Comment.

Directors and Executive Officers, page 20

U.S. Securities and Exchange Commission

August 31, 2012

11.

In discussing Mr. de Liege’s and Mr. Koch’s experience, please clarify the year that Prelude Pictures was no longer located on the Paramount Pictures studio.

COMPANY RESPONSE:

We have deleted all references to Prelude Pictures being located on the Paramount Pictures Studio lot as it is not relevant.

12.

Please refer to the second to last paragraph in this section. Please revise to balance your disclosure by indicating that there is no guarantee that you will be able to enter into a mutually beneficial relationship with Prelude Pictures and that you currently do not have an agreement with Prelude Pictures.

COMPANY RESPONSE:

We have included in our disclosure language which states that there is no guarantee that we will be able to enter into a mutually beneficial relationship with Prelude Pictures and that we currently do not have an agreement with Prelude Pictures.

Certain Relationships and Related Transactions, page 22

13.

We note your response to our prior comment 25. Please relocate the added disclosure to, we suggest, under “Directors and Executive Officers,” as the information provided here is not responsive to Item 504 of Regulation S-K, Transactions with Related Persons.

COMPANY RESPONSE:

We have relocated the disclosures to “Directors and Executive Officers”

Recent Sales of Unregistered Securities, page

14.

Please also include the July 6, 2012 transaction, which is disclosed on page 2.

COMPANY RESPONSE:

We have disclosed the July 6, 2012 transaction on the table “Recent Sales of Unregistered Securities”.

Plan of Distribution, page 25

15.

We note your response to prior comment 28. Please remove the fifth paragraph on page 27 as it is inconsistent with your disclosure on page 26 that the selling shareholders “may be deemed” underwriters and Securities Act Rule 145 is not applicable to this offering.

U.S. Securities and Exchange Commission

August 31, 2012

COMPANY RESPONSE:

We have removed the fifth paragraph on page 37.

Item 12. Recent Sales of Unregistered Securities, page 32

16.

Please disclose the issuance of the Convertible Debenture on July 6, 2012. We note your disclosure in the last paragraph on page 2.

COMPANY RESPONSE:

We have disclosed the July 6, 2012 transaction on the table “Recent Sales of Unregistered Securities”.

Signatures, page 35

17.

We note your response to prior comment 31 and reissue. Please identify Frank Gupta [sp] as your principal accounting officer or controller in the second signature block, i.e., the signature that currently appears at the top of page 36 and follows the language “this registration statement was signed by the following person in the capacities and date stated.”

COMPANY RESPONSE:

We have identified Frank Gutta as our principal accounting officer or controller in the second signature block.

Exhibit 23

18.

Please include a currently dated consent of the independent registered public accounting firm in any future amendments to the Form S-1 registration statement.

COMPANY RESPONSE:

We have included a currently dated consent of the independent registered public accounting firm in the current amendment and will include one in any future amendments to the Form S-1 registration statement.

Please be further advised that the Company acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a

U.S. Securities and Exchange Commission

August 31, 2012

defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By:

/s/ Daniel de Liege

Daniel de Liege

President